U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     FORM 12B-25
                             NOTIFICATION OF LATE FILING


                                     (Check One):

          (X) Form 10-K () Form 20-F () Form 11-K () Form 10-Q ()Form N-SAR
          For Period Ended:   December 31, 1995
          () Transition Report on Form 10-K
          () Transition Report on Form 20-F
          () Transition Report on Form 11-K
          () Transition Report on Form 10-Q
          () Transition Report on Form N-SAR
          For the Transition Period Ended:



               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



               If the notification relates to a portion of the filing checked above; identify the Item(s) to which the notification relates: Not Applicable


          Part I -- Registrant Information


          Full Name of Registrant:  Diversified Corporate Resources, Inc.
               Former Name if Applicable:  Not Applicable
               Address of Principal Executive Office:

                              Diversified Corporate Resources, Inc.
                              12801 N. Central Expressway, Suite 350
                              Dallas, Texas  75243

          Commission File Number:  0-13984   IRS  Employer  ID  No.:    75-
          1565578








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          Part II -- Rules 12b-25 (b) and (c)



          The subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b) due to the following. (Check box if appropriate):

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                                                                 Yes    (X)
          No ( )

               (b) The subject annual report or transition report of Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or as soon as practicable.

               (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.



          Part III -- Narrative


          State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

          The Registrant currently operates two subsidiaries that were formed in previous years to operate foreclosed upon assets. The financial records of these subsidiaries have been converted to generally accepted accounting principles that can be consolidated with the financial statements of the Registrant. This process has delayed management's ability to provide certain financial information to its independent accounting firm in order to complete the December 31, 1995 audit by the prescribed due date. However, management is optimistic that the audit will be concluded in time to file its Form 10-K by April 15, 1996.

          Due to these reasons, additional time is needed to conclude the audit of the Registrant's records and provide the Securities and Exchange Commission with the required audited financial information and the relevant disclosures. Therefore, the Registrant respectfully requests an additional amount of time following the prescribed filing date in which to file its Form 10-K for the period ended December 31, 1995.
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          Part IV -- Other Information



               (1) Name and telephone number of person to contact in regard
          to this notification:   M. Ted Dillard,  Chief Financial Officer,
          (214) 458-8500.

               (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        (X) Yes   () No


               (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        (X) Yes   () No

               If so: attach an explanation of the anticipated change below, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          It is anticipated that the effects of the operations of the Company's subsidiaries that are operating the foreclosed upon assets will have a material financial impact on the results of operations for the quarter and twelve months ended December 31, 1995 (see discussion in Part III of this report). Although management anticipates improved operating performance over the corresponding period for the previous year, the Registrant has not concluded its public audit, and therefore, the financial statements of the Registrant may be subject to significant audit adjustments. Accordingly, this report is filed to request additional time to obtain final audited numbers and file the Registrant's Form 10-K for the year ended December 31, 1995.


                    Diversified Corporate Resources, Inc., (Registrant), has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  March 29, 1996         By:  /s/  M. Ted Dillard
                                                       M.    Ted   Dillard,
          Chief Financial Officer

          INSTRUCTION:   The form may be signed by an executive officer  of
          the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed
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          or printed beneath the signature.  If the statement is signed  on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.






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